UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Annual General Meeting.

Spark Networks, SE (the “Company”) held its Annual General Meeting of shareholders on June 26, 2019. The final voting results for each proposal are set forth below.

1. Resolution on the discharge of the members of the Administrative Board of the Company for the 2018 financial year.

The resolution was approved by the shareholders as follows:

YES votes	In % of the share capital	NO votes	Abstentions	Valid votes	Approval ratings in %
952,501	96.2251%	37,366	2	989,867	75.1684%

2. Resolution on the discharge of the Managing Directors of the Company for the 2018 financial year.

The resolution was approved by the shareholders as follows:

YES votes	In % of the share capital	NO votes	Abstentions	Valid votes	Approval ratings in %
952,501	96.2251%	37,366	2	989,867	75.1684%

3. Resolution on the appointment of KPMG AG Wirtschaftsprüfungsgesellschaft as the auditors of the annual financial statements and the consolidated financial statements of the Company and on the review of interim financial reports by the auditors.

The resolution was approved by the shareholders as follows:

YES votes	In % of the share capital	NO votes	Abstentions	Valid votes	Approval ratings in %
989,847	99.9987%	13	9	989,860	75.1679%

Management Changes.

On June 26, 2019, the Administrative Board of the Company appointed Gitte Bendzulla as a Managing Director of the Company, effective as of such date. Ms. Bendzulla has been the General Counsel of the Company since November 2018. Before joining the Company, Ms. Bendzulla held several senior legal positions on a European and global scale with Juniper Networks, APM Terminals, Eaton Industries and the SITA Suez group. Ms. Bendzulla is admitted to the German bar and holds a master’s degree from the University of Bayreuth, as well as a bachelor’s degree obtained in Berlin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: June 28, 2019	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer